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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               -----------------

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15a-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of [September] 2003

                               -----------------

                               MIRAE CORPORATION
                (Translation of registrant's name into English)

            #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                               REPUBLIC OF KOREA
                   (Address of principal executive offices)

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   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F [_]


   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

   The registrant files with the Korea Securities Exchange the notice dated September 2, 2003. Attached is English language version of the notice.

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The following table sets forth the 1st issuing price of Mirae Corporation's capital increase.

1. Issuing Price         Non-bearer Common Stock                                                                        1,170 won

                         Non-bearer Preferred Stocks                                                                           --

2. Other                 This is the 1st issuing price for capital increase upon the basis date of new stock allotment.

*Related disclosure date August 14, 2003

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                                  SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 2, 2003


By   MiRi Chung__________

MiRi Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team